Nopalera is a clean collection of bath and body products powered by Mexico's Nopal cactus that meets the outsized demand for an underserved customer - Latinos - the fastest growing segment in the United States.

Key Data Points:

- 2023 YTD Revenue +216% to $2M (from $633k in 2022)
- Strong omnichannel mix with traction at Nordstrom, Credo, Free People, and over 400+ influential boutiques nationwide.
- Organic Momentum: Nationwide press in 200+ publications, Univision, The Today Show, Shark Tank, influencers + CAA/WME interest
- Strong founder story: Former CPG sales manager & Latina beauty industry outsider, Sandra Velasquez started business in her 40's with single goal to build aspirational Latina brand and change narrative of value of Latino goods in the market. She started by learning how to formulate - she went to formulation school and made products herself for first year. Has become an underdog hero for Latino community. Turned down two deals on Shark Tank.